Mail Stop 3561

December 12, 2007

Thomas J. Frank, Sr.
Chairman of the Board and Chief Executive Officer
Conn's, Inc.
3295 College Street
Beaumont, TX 77701

> **Re: Conn's, Inc.**
> **Form 10-K**
> **Filed March 29, 2007**
> **File No. 000-50421**

Dear Mr. Frank:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K for Fiscal Year Ended January 31, 2007

Consolidated Statements of Operations, page 61

1. Please tell us your rationale for classifying securitization income as revenue as opposed to other operating income. In this regard, we note that the sale of trade receivables is unrelated to the transaction originally generating that receivable.

Thomas J. Frank, Sr.
Conn's, Inc.
December 12, 2007
Page 2

Note 1. Summary of Significant Accounting Policies, page 64

Revenue Recognition, page 66

2. With reference to the authoritative accounting literature that supports your
   accounting, please explain to us in detail why it is appropriate to recognize gains
   on the sale of your receivables as accretion over the lives of the related
   receivables rather than immediately recognizing such gains in earnings upon the
   date of sale. To facilitate our understanding, please provide us with example
   journal entries to illustrate your accounting upon the date of sale and subsequently
   when you record accretion.

3. With respect to your interest free promotional programs, we note that you accrue
   interest income on those contracts that are not expected to make payments within
   the time period specified to satisfy promotional requirements. Please tell us the
   basis in GAAP for your accounting. In this regard, we note that due to accruing
   such interest, your net investment in the receivable increases to an amount greater
   than the amount at which your customer could settle the obligation.

Application of APB 21 to Cash Option Programs That Exceed One Year in Duration,
page 70

4. In future filings, please revise your disclosure to explain how you account for the
   discount on the receivable upon sale of the receivable through your securitization
   program.

Note 7. Share-Based Compensation, page 80

5. In future filings, please disclose for each year for which an income statement is
   presented total compensation cost for share-based payment arrangements
   recognized in income as well as the total recognized tax benefit related thereto.
   See paragraph A240.g(1) of SFAS 123R.

Controls and Procedures, page 84

6. You state that your certifying officers concluded that your disclosure controls and procedures were effective in "timely alerting them to material information relating to [your] business (including [your] consolidated subsidiaries) required to be included in [your] Exchange Act filings." In future filings, please revise your conclusion to include the full definition of disclosure controls and procedures as outlined in Exchange Act Rule 13a-15(e) rather than the summarized definition you include now. In this regard, please state, if true, whether the same officers concluded the controls and procedures were effective to "ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms" and to "ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is accumulated and communicated to [your] management, including [your] principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." Additionally, please confirm to us that your conclusion regarding effectiveness would not change had these statements been included in the filing.

Definitive Proxy Statement on Schedule 14A Filed April 25, 2007

Compensation Discussion and Analysis, page 10

7. We refer you to Securities Act Release 8732A, Section II.B.1. As noted in that section, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual named executive officers. Mr. Frank, Sr.'s salary, bonus and option awards were significantly higher than amounts given to other named executive officers. In future filings, please supplement the disclosure throughout this section to explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.

8. Throughout this section, you indicate that you consider a named executive officer's individual performance in setting compensation. In future filings, please discuss how you structure and implement specific forms of compensation to reflect the named executive officer's individual performance or contribution and describe the elements of individual performance or contribution that you have taken into consideration. See Item 402(b)(2)(vii) of Regulation S-K.

9. We note the statement on page 11 that the Compensation Committee relies on its knowledge of the company's peers in setting compensation on a comparative basis. In future filings, please identify the peer companies to which the Committee compares Conn's and the elements of compensation that were considered in making such comparisons. See Item 402(b)(2)(xiv) of Regulation S-K.

10. We note the statement on page 11 that the company's bonus program is based on the company's achievement of predetermined profit goals. In future filings, please provide quantitative or qualitative disclosure of these profit goals for fiscal year ending January 31, 2007 and 2008. To the extent you believe disclosure of these goals is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. See also Question 3.04 of the Item 402 of Regulation S-K Interpretations, available in the Division of Corporation Finance section our website at www.sec.gov, under "Compliance and Disclosure Interpretations." Also discuss how likely it would be for the company to achieve the undisclosed profit goals, or for each named executive officer to meet the bonus targets. See Instruction 4 to Item 402(b) of Regulation S-K.

Compensation for the Named Executive Officers in Fiscal 2007, page 12

11. We note your indication that the Compensation Committee determined the CEO's bonus based upon pre-established performance goals, taking into account one or more criteria that you list in this discussion. As requested above, please disclose these performance goals in future filings. Please also disclose how the Compensation Committee determined for the fiscal year ending January 31, 2007 which criteria to take into account and how they intend to select among these criteria in future fiscal years. Clarify whether the annual cash bonus received by all of the named executive officers takes into account one or more of these criteria.

Termination of Employment and Change of Control Arrangements, page 16

12. In future filings, please describe and explain how the appropriate payment levels are determined under the circumstances that trigger payments or provide benefits upon a change of control. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K.

Certain Relationships and Related Transactions, page 27 of Proxy Statement

13. In future filings, please state whether your policies and procedures for the review, approval or ratification of any related person transaction are in writing and, if not, how such procedures are evidenced. See Item 404(b)(1)(iv) of Regulation S-K. Please consider expanding the disclosure regarding your policies and procedures to discuss the standards to be applied pursuant to such policies and procedures. See Item 404(b)(1)(ii) of Regulation S-K.

*   *   *

As appropriate, please amend your filing and/or respond to these comments within 10 business days or tell us when you will provide us with a response. If you amend your filing, you may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sarah Goldberg at (202) 551-3340 or in her absence Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter at (202) 551-3317 or Mara L. Ransom at (202) 551-3264 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director